101 South Queen Street
Martinsburg, West Virginia 25401
(304) 263-0836

7000 Hampton Center, Suite K
Morgantown, West Virginia 26505
(304) 285-2500

333 West Vine Street, Suite 1700
Lexington, Kentucky 40507-1639
(859) 252-2202
600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	480 West Jubal Early Drive Suite 130 Winchester, Virginia 22601 (540) 723-8877 5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500

Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	August 10, 2007	E-Mail Address: atawney@bowlesrice.com

Mr. H. Christopher Owings
Assistant Director
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:	MH&SC, Incorporated
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-141010

Dear Mr. Owings:

On behalf of MH&SC, Incorporated (“MH&SC”), we hereby submit the following responses to your comment letter dated June 26, 2007.

Note 2 - Summary of Significant Accounting Policies, page F-25

Goodwill and Other Intangible Assets, page F-28

1.
Please tell us and revise to disclose the methodology you use to determine the fair value of your reporting unit, particularly as it relates to the impairment you recorded against My Health & Safety Supply Company’s goodwill. If you performed a valuation based on future cash flows, please provide a summary of the assumptions you used. If you obtained a third party appraisal or used some other method, please include the related supporting documentation in your response.

Answer: The Company has included the following paragraph in Note 2 to its financial statements.

H. Christopher Owings
Assistant Director
United States Securities & Exchange Commission
August 10, 2007

“The Company utilized the income approach to measure the fair value of the reporting unit. In the acquisition of My Health & Safety Supply Company, LLC, the consideration for the acquisition was $200,000 in the form of common stock and a note payable. The value determined by management of My Health & Safety Supply Company, LLC was $130,000, which approximates the anticipated gross profit of My Health & Safety Supply Company for a one-year period. Therefore, the Company impaired the $70,000. The Company originally in the previously reported financial statements valued the 1,000,000 shares at $30,000 ($.03), however, the value of the shares was determined to be $.10. This correction is part of the Company’s restatement.”

Note 10 - Restatement of Financial Statements, page F-37

2.
Please revise to disclose the effect of the corrections to each financial statement line item in your consolidated balance sheet, statement of operations, statement of stockholders’ equity and cash flow impacted by the errors. Refer to paragraph 26(a) of SFAS No. 154. In addition, please expand your description of the nature of the error to include an explanation of the nature of the transactions involved and your accounting for each of the transactions both prior to and subsequent to the restatement.

Answer: The Company has included the additional chart and description in Note 10 to its financial statements:

	Previously
Statement of Operations - 2006	Reported	Restated	Change
Revenue	354,948	61,905	(293,043)
Cost of Revenues	239,130	39,273	(199,857)
Gross Profit	115,818	22,632	(93,186)

Operating Expenses
Advertising expense	76,773	14,192	(62,581)
Professional fees	60,010	23,420	(36,590)
Commissions and consulting fees	53,760	8,950	(44,810)
General and administrative	34,766	10,702	(24,064)
Depreciation	618	103	(515)
Impairment	-	70,000	70,000
Total Operating Expenses	225,927	127,367	(98,560)

Net loss	(110,109)	(104,735)	5,374

H. Christopher Owings
Assistant Director
United States Securities & Exchange Commission
August 10, 2007

Statement of Operations - 2006	Previously Reported	Restated	Change
Balance Sheet - December 31, 2006
Common stock	16	6	(10)
Additional paid-in capital	56,499	126,499	70,000
Accumulated deficit	(34,745)	(104,735)	(69,990)

Statement of Changes in Stockholders' Equity - December 31, 2006
Shares issued to founder	15,000,000	5,000,000	(10,000,000)
Value of shares issued to founder	15	5	(10)
Value of the shares issued for acquisition of
My Health & Safety Supply	30,000	100,000	70,000
Net loss for the period	(34,745)	(104,735)	(69,990)

Statement of Cash Flow - December 31, 2006
Net loss	(110,109)	(104,735)	5,374
Depreciation and amortization of goodwill	618	70,103	69,485
Shares issued to founder	15	5	(10)
(Increase) in accounts receivable	(2,315)	(1,531)	784
Increase in accounts payable	23,944	26,382	2,438
Increase in related party payables	33,088	5,000	(28,088)
Net cash used in operations	(54,759)	(4,776)	49,983
Net cash received in merger	-	6,702	6,702
Net cash provided by investing activities	-	6,702	6,702
Issuance of stock for cash	26,000	26,000	-
Repayments of note payable	(25,000)	(25,000)	-
Contribution of capital - pre-merger	50,500	-	(50,500)
Net cash provided by financing activities	51,500	1,000	(50,500)
Net increase in cash and cash equivalents	(3,259)	2,926	6,185
Cash and cash equivalents - beg of year	6,185	-	(6,185)
Cash and cash equivalents - end of year	2,926	2,926	-

The Company originally filed financial statements of My Health & Safety Supply Company, LLC in its consolidated statements of MH & SC, Inc. for the entire year 2006. The correction of this error in the restatements only consolidates the operations of My Health & Safety Supply Company, LLC for the period post acquisition (October 26, 2006) through the end of the year (December 31, 2006). The result of this restatement represents a majority of the changes noted above. The other corrections result from the change in the valuation of the shares of common stock issued to the former members of My Health & Safety Supply Company, LLC of $70,000 and the resulting impairment of goodwill of $70,000 (as noted in Note 2), and the cancellation of 10,000,000 shares of stock issued to the Company’s founder. All of the items noted herein are corrections of errors.

H. Christopher Owings
Assistant Director
United States Securities & Exchange Commission
August 10, 2007

I have enclosed two black-lined copies of Amendment No. 4 to Form SB-2 and two clean copies of Amendment No. 4 to Form SB-2 to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Amy J. Tawney
Amy J. Tawney

AJT/jam
Enclosures
cc: Cory Heitz